UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Internet Law Library, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

46058X 10 1
(CUSIP Number)

Hunter M. A. Carr
Internet Law Library, Inc.
4301 Windfern Road
Houston, Texas 77041
(281) 600-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 1999
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D

CUSIP NO. 46058X 10 1


1    NAME OF REPORTING PERSON
Mr. Hunter M. A. Carr

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ____       (b)___ x


3SEC USE ONLY




4SOURCE OF FUNDS*

OO

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)



6
CITIZENSHIP OR PLACE OR ORGANIZATION

United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY
 EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER

15,477,500

8 SHARED VOTING POWER

0

9
SOLE DISPOSITIVE POWER

15,477,500

10
SHARED DISPOSITIVE POWER

0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
 EACH REPORTING PERSON

15,477,500


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
 EXCLUDES CERTAIN SHARES


13
PERCENT OF CLASS REPRESENTED BY AMOUNT ROW 11

64.5%


14
TYPE OF REPORTING PERSON

IN



ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of Internet Law Library, Inc. (formerly known as Planet Resources, Inc.), a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4301 Windfern Road, Houston, Texas 77041.


ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Mr. Hunter M. A. Carr, an individual (the "Reporting Person"). The Reporting Person's principal occupation is Chairman and Chief Executive Officer of the Issuer. The Reporting Person's business address is 4301 Windfern Road, Houston, Texas 77041.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Under the terms of an Agreement and Plan of Reorganization dated March 25, 1999, by and among National Law Library, Inc. ("National"), the Stockholders of National Law Library, Inc. and Planet Resources, Inc., as amended (the "Reorganization Agreement"), Planet Resources, Inc. agreed to acquire 100% of the capital stock of National in exchange for 18,000,000 shares of Issuer Common Stock (the "Reorganization"). As a result of the Reorganization, the Reporting Person became the controlling shareholder of the Issuer and received 15,152,500 shares of Issuer Common Stock pursuant to the Reorganization Agreement, as amended.

On April 12, 1999, in a private transaction, the Reporting Person received options to purchase 1,125,000 shares of Issuer Common
Stock, pursuant to an Option Agreement, dated as of April 12, 1999.

ITEM 4. PURPOSE OF TRANSACTION.

The transaction described in Item 3 above occurred as a result of negotiations with the Issuer. The purpose of the transaction was to vest in the Reporting Person control of the Issuer.

The Reporting Person reserves the right to actively pursue various proposals which could relate to or would result in:

a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the Issuer;

f. Any other material change in the Issuer's business or corporate structure;

g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act; and

j.   Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person beneficially owns and has the sole power to vote and dispose of 15,477,500 shares of Issuer Common Stock, representing approximately 64.5% of the shares of Issuer Common
Stock outstanding.

On March 31, 1999, the Reporting Person received 6,000,000 shares of Issuer Common Stock pursuant to the Reorganization Agreement. Pursuant to an Amendment to the Reorganization Agreement effective as of March 31, 1999, the Reporting Person was entitled to receive, and did receive an additional 9,152,500 shares of Issuer Common Stock as of July 8, 1999.

On April 12, 1999, in a private transaction, the Reporting Person received options to purchase 1,125,000 shares of Issuer Common
Stock, pursuant to an Option Agreement, dated as of April 12, 1999. The options were granted to the Reporting Person as consideration for services to the Issuer.

On August 18, 1999, the Reporting Person donated 600,000 shares of Issuer Common Stock to Hunter Community Interests, Ltd., a limited partnership in which the Reporting Person is the general partner, for the benefit of the Reporting Person's children.

On June 23, 1999, the Reporting Person exchanged 875,000 shares of Issuer Common Stock for 1,125,000 shares of common stock, $.001 per share par value of iExalt, Inc., a Texas corporation, at a price of $.001 per share of Issuer Common Stock, pursuant to a Stock Exchange Agreement dated as of June 23, 1999.


ITEM 6. CONTRACTS,  ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As evidenced by Exhibit D hereto, the Reporting Person has options to purchase 1,250,000 shares of Issuer Common Stock pursuant to an Option Agreement. The options are exercisable at the price of $3.00 per share of Issuer Common Stock. On the date the options were granted, shares of Issuer Common Stock were trading at $.9687 share. The options expire on April 11, 2009.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A Agreement and Plan of Reorganization

Exhibit B First Amendment to Agreement and Plan of
Reorganization

Exhibit C Share Exchange Agreement

Exhibit D Option Agreement

                      Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


October 7, 1999.
/s/ Hunter M. A. Carr
Name:  Hunter M. A. Carr
Title: Chairman/CEO




     INDEX TO EXHIBITS

Exhibit A Agreement and Plan of Reorganization
(filed with 8-K of Planet Resources, Inc. on 4/2/99 and incorporated here by reference)


Exhibit B First Amendment to Agreement and Plan of
          Reorganization     (attached)

Exhibit C Share Exchange Agreement
   (attached)

Exhibit D Option Agreement
    (attached)





EXHIBITS

EXHIBIT A  Agreement and Plan of Reorganization
(filed with 8-K of Planet Resources, Inc. on 4/2/99 and incorporated here by reference)




EXHIBIT B
First Amendment to Agreement and Plan of Reorganization

           FIRST AMENDMENT TO AGREEMENT AND
                PLAN OF REORGANIZATION

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF
REORGANIZATION
(this "Amendment"), is dated to be effective as of March 30 1999,by and among PLANET RESOURCES, INC., a Delaware corporation ("Planet"), NATIONAL LAW LIBRARY, INC., a Texas corporation ("National") and each of the undersigned stockholders of National (the "Stockholders").

                       RECITALS

WHEREAS, Planet, National and the Stockholders entered into that certain Agreement and Plan of Reorganization dated March 25, 1999 (the "Agreement"), pursuant to which National became a wholly owned subsidiary of Planet on the terms described therein; and

WHEREAS, the parties to the Agreement desire to amend and modify the Agreement as hereinafter set forth.

NOW, THEREFORE, BE IT RESOLVED, National, Planet and
Stockholders accordingly hereby amend the Agreement as described in this Amendment.

IN CONSIDERATION of the foregoing recitals, the agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, National, Planet and Stockholders hereby agree as follows:

1. Amendment of Section 1 of the Agreement. Section 1 of the Agreement is amended to read in its entirety as follows:

"Exchange of Shares. Planet and Stockholders agree that as of March 30, 1999, (the "Closing Date") Stockholders will exchange all of the issued and outstanding shares of common stock of National (18,000,000 shares presently outstanding) for 6,000,000 shares (the "Shares") of Planet's common stock, $.001 par value per share (the "Common Stock"). Planet and Stockholders further agree, that, subject to Section 5(k) herein, as additional consideration to Stockholders, Planet will deliver to Stockholders an additional 12,000,000 shares (the "Additional Shares") of Common Stock at such time when Planet has increased its authorized shares of Common Stock from 10,000,000 shares to 30,000,000 shares."

2. Amendment of Section 2 of the Agreement. Section 2 of the Agreement is amended to read in its entirety as follows:

  "Delivery of Shares. On the Closing Date, Stockholders will deliver to Planet the certificates representing all of the outstanding shares of National's common stock, duly endorsed (or with duly executed stock powers) so as to make Planet the sole owner thereof, free and clear of all claims and encumbrances except as specifically assumed by Planet.

Simultaneously, on the Closing Date, Planet will deliver the certificates representing the Shares to Stockholders or their duly authorized representative. In addition, pursuant to Section 5(k) herein, Planet will deliver the certificates representing the Additional Shares to Stockholders or their duly authorized representative dated as of a date within 120 days from the Closing Date."

3.   Amendment of Section 4(a) of the Agreement.  Section
4(a) of the Agreement is amended to read in its entirety as follows:

 "(i) Shares of Common Stock.  The Shares to be delivered to
Stockholders at Closing will be valid and legally issued shares of Common Stock, free and clear of all liens, encumbrances and preemptive rights, and will be fully-paid and non-assessable shares.

 "(ii) The Additional Shares. The Additional Shares to be delivered to Stockholders according to Section 5(k) herein, will be valid and legally issued shares of Common Stock, free and clear of all liens, encumbrances and preemptive rights, and will be fully-paid and non-assessable shares."

4.   Amendment of Section 4(j) of the Agreement. Section
4(j) of the Agreement is amended to read in its entirety as follows:

  "Capitalization. As of the date of this Agreement, the capitalization of Planet consists of authorized common stock of 10,000,000 shares, of which 4,000,000 shares are outstanding. However, on the Closing Date, after giving effect to the reverse stock split referred to in Section 5(k) herein, 2,000,000 shares of Common Stock will be outstanding. All of the Shares have been duly authorized, validly issued, and are fully-paid and non-assessable, and the Shares were issued in compliance will all applicable federal and state securities laws. Except for the shares of Common Stock owned by the stockholders of Planet as of March 25, 1999, and the further issuance of securities referred to in and contemplated by this Agreement, there are no outstanding or presently authorized securities, warrants, preemptive rights, subscription rights, options or related commitments of any nature to issue any securities of Planet."

5. Addition of Section 5(k) of the Agreement. There is added a Section 5(k) of the Agreement, to read in its entirety as follows:

"(k) Reverse Stock Split and Additional Shares. Planet expressly agrees and covenants that:

    "(1) on or before the Closing Date, Planet will cause a reverse stock split to occur, pursuant to which, as of the Closing Date, prior to giving effect to the transactions reflected in this Agreement, 2,000,000 shares of Common Stock will be outstanding;

    "(2) as soon as practicable, and, in any event, within 120 days from the Closing Date, the Additional Shares will be authorized, validly issued, and will be fully paid and non-assessable, and all such shares will be issued to Stockholders in compliance will all applicable federal and state securities laws;

    "(3) it will deliver certificates representing the Additional Shares to Stockholders as soon as practicable, and, in any event, within 120 days from the Closing Date, after Planet has filed a Certificate of Amendment to its Certificate of Incorporation with the State of Delaware increasing Planet's authorized Common Stock from 10,000,000 shares to 30,000,000 shares; and

   "(4) except for the issuance of securities referred to in and contemplated by this Agreement, there will be no outstanding or authorized securities, warrants, preemptive rights, subscription rights, options or related commitments of any nature to issue any of Planet's securities."

6. Amendment of Section 6 of the Agreement. Section 6 of the Agreement is amended to read in its entirety as follows:

 "Closing. The Closing (the "Closing") shall take place on the Closing Date. The Closing shall take place at the offices of Sonfield & Sonfield, 770 South Post Oak Lane, Suite 435, Houston, Texas 77056, or at such place as may be mutually agreed upon by the parties."

7. Terms of Agreement. Except as expressly amended by this Amendment, the Agreement is and shall be unchanged and continue in full force and effect.

8. Effect of Amendment. The Agreement and any and all other documents heretofore, now or hereafter executed and delivered pursuant to the terms of the Agreement are hereby amended so that any reference to the Agreement in the Agreement or the other documents shall mean a reference to the Agreement as amended hereby.

9.   Reaffirmation.  Each of Planet, National and the
Stockholders hereby represent and warrant to each other that:

(a) the execution, delivery and performance of this Amendment and any and all other loan documents executed and delivered in connection with this Amendment have been authorized by all requisite corporate action on the part of Planet and National and will not violate the articles of incorporation (or other charter documents) or bylaws of any of Planet and National; and

(b) the representations and warranties contained in the Agreement, as amended hereby, are true and correct on and as of the date hereof as though made on and as of the date hereof; and

(c) each of Planet, National and Stockholders is in full compliance with all covenants and agreements contained in the Agreement, as amended hereby.

10. Enforceability. Planet, National and Stockholders hereby represent and warrant to each other that, as of the date of this Amendment, the Agreement and all documents and instruments executed in connection therewith are in full force and effect and that there are no claims, counterclaims, offsets or defenses to any of such documents or instruments.

11.  GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY THE
LAWS OF DELAWARE.

12. Multiple Counterparts, Etc. This Amendment may be executed in a number of identical separate counterparts, each of which for all purposes is to be deemed an original, but all of which shall constitute, collectively, one agreement. No party to this Amendment shall be bound hereby until a counterpart of this Amendment has been executed by all parties hereto. Any party to this Amendment may submit their signature hereto by facsimile, provided, however, that each of Planet and National receive an originally executed signature of each Stockholder within one week of each Stockholder's receipt of this Agreement. References herein to "including" mean "including, without limitation."

13. OTHER AGREEMENTS. THE WRITTEN AGREEMENT, AS AMENDED BY THIS AMENDMENT, REPRESENTS THE FINAL AGREEMENT AMONG THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

[The remainder of this page is intentionally left blank.]





THIS AMENDMENT is executed and effective as of the date first written above.


PLANET:   PLANET RESOURCES, INC.,
     a Delaware corporation


     By:   /s/ A. W. Dugan
     Name: A. W. Dugan
     Title: President


NATIONAL: NATIONAL LAW LIBRARY, INC.,
     a Texas corporation


     By: /s/ Hunter M. A. Carr
     Name: Hunter M.A. Carr
     Title: President


STOCKHOLDERS:  THE STOCKHOLDERS OF
NATIONAL LAW LIBRARY, INC.


     By:  /s/ Hunter M. A. Carr
     Name:  Hunter M.A. Carr
     Title:  Attorney in Fact for each Stockholder






Exhibit C Share Exchange Agreement


               SHARE EXCHANGE AGREEMENT

              dated as of June 23, 1999

THIS SHARE EXCHANGE AGREEMENT (this "Agreement") dated as of June 23, 1999 (the "Effective Date") by and among Jack I. Tompkins, ("Tompkins"), an individual residing in the State of Texas and the [majority] shareholder of iExalt Inc., a Texas corporation ("iExalt"), and Hunter M.A. Carr ("Carr"), an individual residing in the State of Texas and the majority shareholder of Planet Resources, Inc. ("Planet").

                      WITNESSETH

WHEREAS, Tompkins owns, beneficially and of record, 3,750,000 shares of common stock of iExalt, par value $.001 per share, which represents twenty-five percent (25%) of the issued and outstanding capital stock of iExalt ("iExalt Stock");

WHEREAS, Carr owns, beneficially and of record, 15,477,500 shares of common stock of Planet, par value $.001 per share, which represents sixty-four and a half percent (64.5%) of the issued and outstanding capital stock of Planet ("Planet Stock");

WHEREAS, Tompkins desires, for investment purposes, to purchase shares of Planet Stock, and Carr desires, for investment purposes, to purchase shares of iExalt Stock;

WHEREAS, Tompkins has conducted arms-length negotiations with Carr for the purpose of purchasing shares of Planet Stock;

WHEREAS, Carr has conducted arms-length negotiations with Tompkins for the purpose of purchasing shares of iExalt Stock;

WHEREAS, Tompkins and Carr agree that the best way to give effect to their desire to acquire shares of Planet Stock and iExalt Stock, respectively, is to exchange the iExalt Shares (as defined herein) for the Planet Shares (as defined herein);

WHEREAS, the Planet Shares are being offered to Tompkins pursuant to a privately negotiated transaction not including a public offering of Planet Stock, pursuant to a private resale exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), commonly referred to as the "Section 4(1-1/2) Exemption"; and

WHEREAS, the iExalt Shares are being offered to Carr pursuant to a privately negotiated transaction not including a public offering of iExalt Stock, pursuant to the Section 4(1-1/2)
Exemption.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual representations, warranties and covenants contained in this Agreement, Tompkins and Carr do hereby agree as follows:

1.   Exchange of Shares.

(a) Conveyance of the Planet Shares. Subject to the terms and conditions hereof, Tompkins hereby irrevocably agrees to purchase from Carr, Eight Hundred Seventy-Five Thousand (875,000) shares of Planet Stock (the "Planet Shares"). As full payment for the Planet Shares, Tompkins agrees to tender to Carr the iExalt Shares as more fully set forth in Section 1(b)hereinafter.

(b) Conveyance of the iExalt Shares. Subject to the terms and conditions hereof, Carr hereby irrevocably agrees to purchase from Tompkins, One Million One Hundred Twenty-Five Thousand (1,125,000) shares of iExalt Stock (the "iExalt Shares"). As full payment for the iExalt Shares, Carr agrees to tender to Tompkins the Planet Shares, pursuant to Section 1(a) hereinabove.

2.   Representations and Warranties.

(a) Representations and Warranties of Carr. Carr represents and warrants to Tompkins that:

(i)  Carr is an "accredited investor" as defined in Rule
501(a) under the Securities Act. Carr has completed an Accredited
Investor Questionnaire, a copy of which is attached hereto as Exhibit A;

(ii) Carr has knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of, and protecting his own interest in connection with, investing in the iExalt Shares. To the extent necessary, Carr has retained, at his own expense, and relied upon, appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and owning the iExalt Shares. If Carr has not done so, such decision was at Carr's sole discretion;

(iii) Carr received or had access to all information that he considers necessary or advisable to enable him to make an informed decision concerning the iExalt Shares and Carr has had an opportunity to ask questions of and receive answers from Tompkins, iExalt or its designated representative concerning the terms and conditions of this investment, and all such questions, if any, have been answered to the full satisfaction of Carr;

(iv) Carr understands and acknowledges that: (1) the iExalt
Shares have not been registered for public sale under the Securities Act or the securities laws of any state, on the grounds that the offering and sale of the iExalt Shares are exempt pursuant to the Section 4(1-1/2) Exemption, which depends in part upon the investment intent of Carr;(2) Tompkins' reliance upon such exemption is, in part, predicated upon Carr's representations and agreements set forth in this Agreement for the purpose of determining whether this transaction meets the requirements for the Section 4(1-1/2) Exemption; and(3) the iExalt Shares have not been approved or disapproved by the Securities and Exchange Commission or any other federal or state agency; (v) Carr has adequate means of providing for his current needs and possible personal contingencies and he has no need for liquidity of his investment in the iExalt Shares; (vi) Carr is acquiring the iExalt Shares purchased herein for his own account and not for the interest of any other person, for investment purposes only, and not with a view to, or for offer or resale in connection with, any distribution or public offering thereof within the meaning of the United States securities laws, in whole or in part, and is aware of the following:

(A) iExalt has a limited financial and operating history;

(B) The iExalt Shares are speculative investments and involve a substantial degree of risk that could result in the loss of Carr's entire investment in iExalt;

(C) The iExalt Shares have not and will not be registered under the Securities Act and neither
Tompkins nor iExalt have any obligation to register the iExalt Shares under the Securities Act nor does Carr have any right to cause Tompkins or iExalt to register the iExalt Shares under the Securities Act. Carr will not be able to dispose of the iExalt Shares unless the iExalt Shares are registered under the Securities Act, or an exemption from registration under the Securities
Act and any applicable state securities laws is available. Accordingly, it may not be possible for Carr to liquidate his investment in iExalt; and

(D) Neither Tompkins nor iExalt have made any representation or warranty to Carr that an investment in iExalt will result in economic gain or that such investment will not result in economic loss for Carr;

(vii)(1) Carr owns of record and beneficially and has good and marketable title to the Planet Shares, free and clear of any and all Liens (as defined herein);(2) the Planet Shares have been duly authorized, validly issued, and are fully paid and non-assessable;
and(3) Carr has the right to vote the Planet Shares on any matters as to which any shares of the Planet Stock are entitled to be voted under the laws of the State of Delaware and Planet's certificate of incorporation and bylaws, free of any right of any other person. As of the Effective Date, Tompkins shall acquire good and marketable title to the Planet Shares free and clear of any Lien. The term "Liens" includes any lien, pledge, claim, charge, security interest or other encumbrance, option, defect or other rights of any third person of any nature whatsoever.

(b)  Representations and Warranties of Tompkins

     (i)  Tompkins is an "accredited investor" as
defined in Rule 501(a) under the Securities Act.
Tompkins has completed an Accredited Investor
Questionnaire, a copy of which is attached hereto as Exhibit B.

     (ii) Tompkins has knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of, and protecting his own interest in connection with, investing in the Planet Shares. To the extent necessary, Tompkins has retained, at his own expense, and relied upon, appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and owning the Planet Shares. If
Tompkins has not done so, such decision was at Tompkins' sole discretion.

     (iii)Tompkins received or had access to all information that he considers necessary or advisable to enable him to make an informed decision concerning the Planet Shares and Tompkins has had an opportunity to ask questions of and receive answers from Carr, Planet or its designated representative concerning the terms and conditions of this investment, and all such questions, if any, have been answered to the full satisfaction of Tompkins;

     (iv) Tompkins understands and acknowledges that:(1) the Planet Shares have not been registered for public sale under the Securities Act or the securities laws of any state, on the grounds that the offering and sale of the Planet Shares are exempt pursuant to the
Section 4(1-1/2) Exemption, which depends in part upon the investment intent of Tompkins;(2) Carr's reliance upon such exemption is, in part, predicated upon Tompkins' representations and agreements set forth in this Agreement for the purpose of determining whether this transaction meets the requirements for the Section
4(1-1/2) Exemption; and(3) the Planet Shares have not been approved or disapproved by the Securities and Exchange
Commission or any other federal or state agency;

     (v) Tompkins has adequate means of providing for his current needs and possible personal contingencies and he has no need for liquidity of his investment in the Planet Shares;

     (vi) Tompkins is acquiring the Planet Shares purchased herein for his own account and not for the interest of any other person, for investment purposes only, and not with a view to, or for offer or resale in connection with, any distribution or public offering thereof within the meaning of the United States securities laws, in whole or in part, and is aware of the following:

     (A)  Planet has a limited financial and
operating history;

     (B)  The Planet Shares are speculative
investments and involve a substantial degree of risk that could result in the loss of Tompkins' entire investment in Planet;

     (C) The Planet Shares have not been and will not be registered under the Securities Act and neither
Carr nor Planet have any obligation to register the Planet Shares under the Securities Act nor does Tompkins have any right to cause Carr or Planet to register the Planet Shares under the Securities Act.
Tompkins will not be able to dispose of the Planet
Shares unless the Planet Shares are registered under the Securities Act, or an exemption from registration under the Securities Act and any applicable state securities laws is available. Accordingly, it may not be possible for Tompkins to liquidate his investment in Planet; and

     (D)  Neither Carr nor Planet have made any
representation or warranty to Tompkins that an investment in Planet will result in economic gain or that such investment will not result in economic loss for Tompkins; and

     (vii)(1) Tompkins owns of record and
beneficially and has good and marketable title to the iExalt Shares, free and clear of any and all Liens;(2) the iExalt Shares have been duly authorized, validly issued, and are fully paid and non-assessable; and(3)
Tompkins has the right to vote the iExalt Shares on any matters as to which any shares of iExalt Stock are entitled to be voted under the laws of the State of Texas and iExalt's articles of incorporation and bylaws, free of any right of any other person. As of the Effective Date, Carr shall acquire good and marketable title to the iExalt Shares free and clear of any Lien.

3.   Indemnification.

(a) Indemnification by Carr. Carr hereby agrees to defend and indemnify Tompkins from and against any and all claims, demands, damages, costs or expenses
(including, without limitation, attorneys' fees) arising out of or relating to the breach by Carr of his representations and warranties contained in this Agreement.

(b) Indemnification by Tompkins. Tompkins hereby agrees to defend and indemnify Carr from and against any and all claims, demands, damages, costs or expenses
(including, without limitation, attorneys' fees) arising out of or relating to the breach by Tompkins of his representations and warranties contained in this Agreement.

4.Restrictive Legends. Carr and Tompkins each understand and agree that the following restrictions and limitations are applicable to their purchase and any resale or other transfer they may make of the iExalt Shares and Planet Shares, respectively:

(a) The iExalt Shares and the Planet Shares shall not be sold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or are exempt therefrom.

(b) A legend in substantially the following form will be placed on each certificate evidencing the iExalt Shares and the Planet Shares:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER
THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD,
OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE
ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH
RESPECT TO THE SECURITIES UNDER SUCH ACT UNLESS SOLD
PURSUANT TO RULE 144 OF SUCH ACT OR AN OPINION OF
COUNSEL SATISFACTORY TO THE CORPORATION THAT SUCH
REGISTRATION IS NOT REQUIRED.

(c) The certificates evidencing the iExalt Shares and the Planet Shares shall also bear any legend required pursuant to any federal, state, local or foreign law governing the iExalt Shares and the Planet
Shares.

5.   General Provisions.

     (a)  Survival. The representations and
warranties provided in this Agreement shall survive indefinitely the Effective Date.

     (b)  Entire Agreement. This Agreement
constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes any and all prior oral or written, formal or informal agreements with respect to the subject matter hereof. No modification or amendment of this Agreement shall be valid unless in writing and executed by each of the parties hereto.

(c) Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

(d) Governing Law; Severability. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Texas, without giving effect to any choice of law or conflict of law provision thereof. Should any clause, section or part of this Agreement be held or declared to be void or illegal for any reason, all other clauses, sections or parts of this Agreement shall nevertheless continue in full force and effect.

(e)  Further Assurances. Each of the parties
hereto hereby agrees to execute such further documentation and perform such further actions as may be reasonably requested by the other to evidence and effectuate further the purposes and intents set forth in this Agreement.

(f) Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.
Neither this Agreement nor any rights or obligations hereunder shall be assignable by any party hereto without the prior written consent of the other parties hereto.

6. Construction. The parties hereto acknowledge that the parties and their counsel have reviewed and revised this Agreement and that the normal rule of legal construction, to the effect that any ambiguities are to be resolved against the drafting party, will not be employed in the interpretation of this Agreement. To the extent any party hereto has not retained and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement, such decision was at such party's sole discretion.

7. Expenses. Tompkins and iExalt, on the one hand, and Carr and Planet, on the other hand, shall be solely responsible for their respective costs and expenses incurred in connection with the transactions contemplated hereby.


[The remainder of this page is intentionally left blank.]



IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

TOMPKINS:

By: /s/ Jack I. Tompkins
Name: Jack I. Tompkins



CARR:

By: /s/ Hunter M. A. Carr
Name: Hunter M.A. Carr




EXHIBIT A (TO SHARE EXCHANGE AGREEMENT)


ACCREDITED INVESTOR CERTIFICATE


The undersigned Investor hereby certifies that it is an Accredited Investor as that term is defined in Regulation D adopted pursuant to the Securities Act of 1933. The specific category(s) of Accredited Investor applicable to the undersigned is checked below.

x____ a.   any natural person whose individual net
worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000;
____ b. any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 and has a reasonable expectation of reaching the same income level in the current year;
____c. any bank as defined in section 3(a)(2) of the Securities Act of 1933, as amended (the "Act"), or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act, whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Act; any investment company registered under the Investment
Company Act of 1940 (the "1940 Act") or a business development company as defined in section 2(a)(48) of the 1940 Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business
Investment Act of 1958; any plan established and maintained by a state, its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement
Income Security Act of 1974 ("ERISA"), if the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000;
or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

____ d. any private business development company as defined in section 202(a)(22) of the Investment
Advisers Act of 1940;

____ e. any organization described in section
501(c)(3) of the Internal Revenue Code, corporation,
Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

____ f. any director, executive officer, or general partner of the Company;

____ g. any entity in which all of the equity owners are accredited investors; or

____ h. any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in section 230.506(b)(2)(ii) of Regulation D under the Act.

IN WITNESS WHEREOF, the undersigned has executed this Accredited Investor Certificate as of the 23rd day of June, 1999.

By: /s/ Hunter M. A. Carr
Name: Hunter M.A. Carr







EXHIBIT B (TO SHARE EXCHANGE AGREEMENT)


       ACCREDITED INVESTOR CERTIFICATE


The undersigned Investor hereby certifies that it is an Accredited Investor as that term is defined in Regulation D adopted pursuant to the Securities Act of 1933. The specific category(s) of Accredited Investor applicable to the undersigned is checked below.

x____ a. any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000;
____ b. any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 and has a reasonable expectation of reaching the same income level in the current year;
____ c. any bank as defined in section 3(a)(2) of the Securities Act of 1933, as amended (the "Act"), or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act, whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Act; any investment company registered under the Investment
Company Act of 1940 (the "1940 Act") or a business development company as defined in section 2(a)(48) of the 1940 Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business
Investment Act of 1958; any plan established and maintained by a state, its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement
Income Security Act of 1974 ("ERISA"), if the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000;
or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

____ d. any private business development company as defined in section 202(a)(22) of the Investment
Advisers Act of 1940;

____ e. any organization described in section
501(c)(3) of the Internal Revenue Code, corporation,
Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

____ f. any director, executive officer, or general partner of the Company;

____g. any entity in which all of the equity owners are accredited investors; or

____ h. any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in section 230.506(b)(2)(ii) of Regulation D under the Act.

IN WITNESS WHEREOF, the undersigned has executed this Accredited Investor Certificate as of the 23rd day of June, 1999.

By: /s/ Jack I. Tompkins
Name: Jack I. Tompkins










Exhibit D Option Agreement



STOCK OPTION AGREEMENT

PLANET RESOURCES, INC.


This Agreement, dated as of April 12, 1999 (the "Agreement
Date"), is between Planet Resources, Inc., a Delaware corporation
("Company") and Hunter N. A. Carr ("Optionee").

RECITALS

WHEREAS, Optionee has provided valuable consulting services to Company; and

WHEREAS, Company desires to compensate Optionee for those services by granting to Optionee an option (the "Option") to purchase shares of Company's common stock (the "Common Stock"), subject to the terms and conditions herein set forth; and

WHEREAS, the Company's Board of Directors approved the grant of the Option to the Optionee during a meeting of its Board of Directors on April 12, 1999.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Grant of Option. Company hereby grants to Optionee an option (the "Option") to purchase a total of one million two hundred fifty thousand (1,250,000) shares of Common Stock, subject to the terms and conditions herein set forth. Optionee hereby accepts the Option from Company.

2. Vesting; Exercise; Termination. The vesting period, exercise, and termination of the option shall be determined in accordance with the following provisions:

     A. Vesting. The Option shall be fully vested as of the Agreement Date. Options may be exercised in whole or in part. Each exercise of an Option, or any part thereof, shall be evidenced by a notice in writing to Company as provided in paragraph 2.B.

     B. Manner and Time of Exercise. During the exercise period specified in paragraph 2.A above, Optionee shall have the right to exercise the Option to purchase shares of Common Stock. To the extent vested, the Option may be exercised by Optionee's delivery to Company of (i) written notice stating Optionee's intent to exercise some or all of the Option; and (ii) payment of the Exercise Price in cash or by certified or cashier's check. The notice delivered to Company shall (i) be signed by Optionee; (ii) state the number of shares for which the Option is being exercised; and (iii) state the Optionee's address and Social Security number. If the Option is exercised in full, Optionee will surrender this Agreement to Company for cancellation. The Option may not be exercised for a fractional number of shares.

     C. Termination. This Agreement shall expire, and any unexercised Options shall be forfeited, on April 11, 2009.

3. Exercise Price. The price per share of Common Stock payable by Optionee to Company upon exercise of the Option (the
"Exercise Price") shall be three dollars ($3.00) per share.

4. Transfer of Option. No Option granted pursuant to this Agreement shall be transferable by Optionee otherwise than by will or the laws of descent and distribution. During the lifetime of Optionee, the Option shall be exercisable only by Optionee.
Any attempted assignment, transfer, pledge, hypothecation, or other disposition of an Option contrary to the provisions hereof, or the levy of any execution, attachment or similar process upon an Option, shall be null, void, and without effect. In addition, Optionee acknowledges that the transfer of any shares of Common Stock issuable upon exercise of the Option may be subject to the provisions of any stockholders agreement among Company and certain of its stockholders, and may be further restricted by the Bylaws of Company as they may be amended from time to time.

5. Nonguarantee of Employment. Nothing in this Agreement shall confer upon Optionee any right to continue in the employ of Company or interfere in any way with the right of Company to terminate Optionee's employment relationship at any time.

6. Changes in Capital Structure. If there is (i) any change in the capital structure of Company through merger, consolidation, reorganization or otherwise, or (ii) any stock dividend, stock split or combination of shares, then the number and the Exercise Price of the shares of Common Stock with respect to which an Option has been granted hereunder may be proportionately adjusted by the Board of Directors as it deems equitable, in its absolute discretion, to prevent dilution or enlargement of the rights of Optionee. The issuance of Common Stock, warrants, or options shall not be considered a change in Company's capital structure. No adjustment provided for in this paragraph 6 shall require the issuance of any fractional shares.

7.   Certain Legal Restrictions.

     A. No Obligation to Sell or Issue Common Stock. Company will not be obligated to sell or issue any shares of Common Stock unless the issuance and delivery of such shares complies with all relevant provisions of law and other legal requirements.

     B. Conditions to Exercise. As a condition to the exercise of the Option, Company may require Optionee to make such representations and warranties as may be necessary to assure the availability of an exemption from the registration requirements of applicable federal or state securities laws.

     C. No Registration Right. Company will have no obligation to Optionee, express or implied, to list, register or otherwise qualify any of Optionee's shares of Common Stock.

     D. Transfer Restrictions. At Company's option, the certificate evidencing shares of Common Stock issued to Optionee will bear appropriate legends restricting transfer under applicable law. The shares of Common Stock issued upon the exercise of the Option may not be transferred except in accordance with applicable federal or state securities laws, and in accordance with the Bylaws of Company as they may be amended from time to time.

8. Nonqualified Option. This Option is intended to be a non-qualified stock option under applicable tax laws, and it is not to be characterized or treated as an incentive stock option under Section 422 of the Internal Revenue Code of 1986, as amended.

9. Rights as Stockholder. Neither Optionee nor any person claiming under or through Optionee will have any of the rights or privileges of a stockholder of Company in respect of any of the shares of Common Stock issuable upon exercise of the Option unless and until certificates representing such shares have been issued and delivered.

10. Representations of Optionee. Optionee hereby represents and warrants to Company that, if the Option is exercised, the shares of Common Stock shall be acquired: (i) solely for Optionee's own account; (ii) for investment purposes only; and (iii) not with a view to the distribution or resale thereof.

11. Notice. Any notice hereunder must be in writing and will be deemed to have been duly given when delivered (i) personally; (ii) by overnight delivery service; (iii) facsimile transmission; or (iv) by United States mail, addressed to the party notified, postage prepaid and registered or certified, return receipt requested. Notice by delivery service, facsimile, or mail shall be effective when received by the party to be notified. For purposes of notice, the addresses of the parties are: (i) Company at its principal office, or (ii) Optionee at his address in the records of Company.

12. Tax Withholding. Company may take such steps as it deems necessary or desirable for the withholding of any taxes that it is required by law or regulation to withhold in connection with any of the shares of Common Stock subject hereto, including requiring Optionee to pay to Company the amount of any tax before Company issues any shares pursuant to this Agreement.

13. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Texas, other than with respect to choice of laws rules and principles.
Optionee consents to personal jurisdiction in any action brought in any court, federal or state, within the State of Texas having subject matter jurisdiction in the matter.

14. Entire Agreement. This Agreement is the complete agreement and understanding between the parties with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations, either oral or written, between the parties that may have related to the subject matter hereof in any way. No change or modification of this Agreement shall be valid or binding on the parties hereto, nor shall any wavier of any term or condition in the future be so binding, unless such change or modification or wavier shall be in writing and signed by the parties hereto.

15. Severability. In the event any provision of this Agreement is held to be unenforceable for any reason, the unenforceability thereof will not affect the remainder of the Agreement, which shall remain in full force and effect and enforceable in accordance with its terms. However, if any provision of this Agreement is held to be unenforceable and such unenforceability shall substantially alter this Agreement or change the intent and/or effect hereof, the parties hereby agree to amend and/or modify this Agreement sufficiently to restore the original intended effect or, as close thereto as possible.

16. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, Company and Optionee have duly executed and delivered this Agreement to be effective as of the Agreement
Date.


PLANET RESOURCES, INC.             OPTIONEE

/s/ Hunter M. A. Carr              /s/ Hunter M. A. Carr
By: Hunter M. A. Carr               Hunter M.A. Carr
Title: President